FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 19, 2003.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F ☐                    Form 40-F ☑

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes ☐                    No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..........]

Index to Exhibits

Exhibit No.	Description

99.1	Press release, dated June 19, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC. (Registrant)

Date: June 19, 2003	By	RAZVAN L. THEODORU Razvan L. Theodoru Corporate Secretary